UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                       Continental Waste Industries, Inc.
                                (Name of Issuer)


                    Common Stock, $0.0006 par value per share
                         (Title of Class of Securities)


                                   212 15 T301
                                 (CUSIP Number)


                                Carlos E. Aguero
                                67 Walnut Avenue
                                    Suite 103
                             Clark, New Jersey 07066
                                 (908) 396-0018
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 1996
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

   Check the following box if a fee is being paid with this statement: [  ]

                                Page 1 of 5 pages

                                                               Page 2 of 5 pages

CUSIP NO. (212 15 T301)


1)     Names of  Reporting  Persons S.S. or I.R.S.  Identification Nos. of Above
       Persons

       Thomas A. Volini, ###-##-####


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [ x  ]

                  (b)      [   ]

3)     SEC Use Only

4)     Source of Funds:  N/A

5)     Check if Disclosure of Legal Proceedings is Required  Pursuant  to  Items
       2(d) or 2(e)  [   ]

6)     Citizenship or Place of Organization:  United States


Number of Shares      (7)     Sole Voting Power          1,210,514, comprised of
                                                         923,498 shares of
                                                         common stock and
                                                         options and warrants to
                                                         purchase 287,016 shares


Beneficially Owned
by Each Reporting     (8)     Shared Voting Power        0


Person With
                      (9)     Sole Dispositive Power     1,210,514 (including
                                                         options and warrants)



                      (10)    Shared Dispositive Power   0


11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,210,514 (including options and warrants).

12)    Check if the Aggregate Amount in Row (11)  Excludes  Certain  Shares (See
       Instructions):     [  ]
                                    N/A


13)    Percent of Class Represented by Amount in Row (11):    7.62%  (including
       options and warrants).

14)    Type of Reporting Person (See Instructions):  IN


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                                                               Page 3 of 5 pages
CUSIP NO. (212 15 T301)


1)     Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of  Above
       Persons

       Carlos E. Aguero, ###-##-####


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [ x ]

                  (b)      [   ]

3)    SEC Use Only



4)    Source of Funds:  N/A

5)    Check if Disclosure  of Legal Proceedings is Required  Pursuant  to  Items
      2(d) or 2(e)   [  ]


6)    Citizenship or Place of Organization:  United States


Number of Shares     (7)   Sole Voting Power            0

Beneficially Owned
by Each Reporting    (8)   Shared Voting Power          1,205,343, comprised of
                                                        1,132,243 shares of
                                                        common stock and options
                                                        and warrants to purchase
                                                        73,100 shares (owned
                                                        jointly with spouse)

Person With
                     (9)   Sole Dispositive Power       0


                     (10)  Shared Dispositive Power     1,205,343 (including
                                                        options and warrants)
                                                        (owned jointly with
                                                        spouse)


11)    Aggregate Amount Beneficially  Owned by Each Reporting Person:
       1,205,343 (including options and warrants).



12)    Check if the Aggregate  Amount  in Row  (11) Excludes Certain Shares (See
       Instructions):  [   ]

                                    N/A



13)    Percent of Class  Represented  by Amount in Row (11):   7.70%  (including
       options and warrants).


14)    Type of Reporting Person (See Instructions):  IN

                                                               Page 4 of 5 pages
CUSIP NO. (212 15 T301)

Item 1.      Security and Issuer.

     This Amendment No. 4 to Schedule 13D is filed with respect to shares of Common Stock, $0.0006 par value per share ("Common Stock") of Continental Waste Industries, Inc. (the "Company"). There are no other changes from previously filed information.

Item 2.      Identity and Background.

     No change from previously filed information

Item 3.      Source and Amount of Funds and Other Consideration.

     Not Applicable

Item 4.      Purpose of Transaction.

     On December 30, 1996, the Company merged with and into RI/CW Merger Corp., a wholly-owned subsidiary of Republic Industries, Inc. ("Republic"). Under the terms of the merger, each share of the Company's common stock, $0.0006 par value per share, outstanding on December 30, 1996 was converted into 4/5ths of a share of common stock, $0.01 par value per share, of Republic (the "Merger").

Item 5.      Interest in Securities of the Issuer.

     a. As of the Filing Date, Mr. Volini owned 923,498 shares and options and warrants to purchase 287,016 shares, or 7.62% of the Company's Common Stock. The percentage is computed assuming the exercise of all options and warrants held by Mr. Volini but no exercise of options or warrants by any other person.

     b. Mr. Volini has sole power to vote or dispose of all 923,498 shares and options and warrants to purchase 287,016 shares of the Company's Common Stock.

     c. Not Applicable

     d. None.

     e. December 30, 1996 (See Item 4).

                        *     *     *

     a. As of the Filing Date, Mr. Aguero owned 1,132,243 shares and options and warrants to purchase 73,100 shares, or 7.70% of the Company's Common Stock. The percentage is computed assuming the exercise of all options and warrants held by Mr. Aguero but no exercise of options or warrants by any other person.

     b. Mr. Aguero owns jointly with his spouse 1,132,243 shares and options and warrants to purchase 73,100 shares of the Company's Common Stock.

     c. Not Applicable

     d. None.

     e. December 30, 1996 (See Item 4).

                                                               Page 5 of 5 pages
CUSIP NO. (212 15 T301)



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7.    Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 10, 1997                             /s/Carlos  E. Aguero
                                                    --------------------
                                                     for himself and pursuant to
                                                     a power of attorney from
                                                     Thomas A. Volini